

November 18, 2009

*By U.S. Mail and Facsimile to (*866) 955-8599

John K. Bray
Chief Financial Officer
New Star Financial, Inc.
500 Boylston Street, Suite 1600
Boston, Massachusetts 02116

> **Re:** **NewStar Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period ended March 31, 2009**
> **Form 10-Q for the Period ended June 30, 2009**
> **Form 10-Q for the Period ended September 30, 2009**
> **File No. 001-33211**

Dear Mr. Bray:

We have reviewed your response dated September 14, 2009 and have the following comment. Where indicated, we think you should revise your future documents in response to this comment.. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 32

Results of Operations for the Years ended December 31, 2008, 2007 and 2006

1.   We refer to your response to comment 1 of our letter dated August 27, 2009 and your proposed disclosure to be included in future filings, which principally includes the following:

- A description of your methodology for determining the general and specific components of your provision for credit losses.

- An explanation of the specific reasons for the changes in these two components for the provision for credit loss in 2008 as compared to 2007.

We further note that "Provision for credit losses" section in Management's Discussion and Analysis on page 30 of the September 30, 2009 Form 10-Q does not appear to include an explanation of the reasons for the changes in these two components for the three and nine-month period ended September 30, 2009 as compared to the same periods in 2008.   Please tell us and provide this disclosure in future filings taking into consideration the following:

- Discuss the reasons why the general component of the provision for the nine-month period ended September 30, 2009 has decreased to $2 million, or 2% of the total $95 million provision, as compared to $8 million or 21% of the total provision of $39 million for the year ended December 31, 2008.

- Discuss how you considered in the determination of the general component the potential migration to nonaccrual loans of delinquent loans and troubled debt restructurings for $149 million and $163 million, respectively as of September 30, 2009, as compared to $16.6 million and $59 million as of December 31, 2008.

- Refer in your response to the "Market Conditions" section on page 26 of the September 30, 2009 Form 10-Q that states difficult economic conditions continue to negatively impact your borrowers and their ability to make their scheduled payments and you expect additional loan delinquencies, non-accruals, and charge-offs to occur related to these weak economic conditions.

- Tell us why the "Provision for credit losses" section on pages 30 and 32 of the September 30, 2009 Form 10-Q refer only to increases in the specific provision for the three and nine-month periods and do not refer to the reasons for the changes in the general component of the provision.

*   *   *   *

Please respond within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or Amit Pande, Accounting Branch Chief, at (202) 551-3419 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel

cc: (by fax)
Stacie Aarestad, Esq.
Edwards Angell Palmer & Dodge, LLP